GCA I ACQUISITION CORP.
115 East 57th Street, 11th Floor
New York, New York 10022
(646) 486-9772

January 23, 2012

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:     GCA I Acquisition Corp.
          Withdrawal of Registration Statement on Form S-4, as amended
           File Number: 333-158543

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), GCA I Acquisition Corp. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s Registration Statement on Form S-4 (File Number: 333-158543), together with all amendments thereto, which the Registrant initially filed with the Commission on April 10, 2009 (the “Registration Statement”).

The Registration Statement relates to the registration of common stock of the Registrant issuable pursuant to a merger agreement between the Registrant and Bixby Energy Systems, Inc. (“Bixby”).  Under the merger agreement, Bixby was to merge into a wholly-owned subsidiary of the Registrant, and the Bixby common stock and other securities held by securityholders of Bixby were to convert into common stock of the Registrant upon the effectiveness of the merger.  The consummation of the merger is contingent upon various closing conditions precedent which have not been satisfied and the merger has not closed.  As a result thereof, the Registrant has determined not to proceed with the proposed offering at this time and respectfully requests that the Commission consent to the withdrawal of the Registration Statement.

The Registrant confirms that the Registration Statement has not been declared effective and no securities were issued or sold in connection with the offering for which the Registration Statement was filed.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement.  The Registrant, however, respectfully requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Registrant proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) promulgated under the Securities Act.

Should you have any questions regarding this matter or if withdrawal of the Registration Statement will not be granted, please contact the Registrant’s legal counsel, Gavin Grusd of Certilman Balin Adler & Hyman, LLP, at (516) 296-7000.

Very truly yours,

GCA I ACQUISITION CORP.

By: /s/ Michael M. Membrado
Michael M. Membrado, President,
Chief Executive Officer, Chief
Financial Officer